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                 [LETTERHEAD OF MD HEALTHSHARES APPEARS HERE]

                                                      February 23, 1998

Mr. Patrick C. Powers
6441 Brandon Court
Plano, Texas 75093-8830

Re: Revised Offer of Employment

Dear Mr. Powers:

     This letter outlines the terms upon which you are being offered full-time employment as the Chief Executive Officer of MD HealthShares Corporation and affiliates, including Patient's Choice, Inc. (collectively, the "Company") in accordance with the position description attached hereto. This offer is valid for ten (10) working days from the date hereinabove. As a relatively new Company, some benefits being offered to you are necessarily subject to establishing and/or securing the appropriate benefit plans, programs and policies. Such plans are subject to a variety of federal and state laws and regulations and those laws and regulations may require or warrant changes in or elimination of some of the benefits outlined below. Consequently, while the Company contemplates providing you with the benefits as outlined, this offer of benefits is qualified and the benefits contingent upon a final decision to establish or secure the stated benefits plans, programs, and policies and the actual terms of such plans, programs and policies.

     The duties and responsibilities of the position of Chief Executive Officer have been forwarded to you in advance. Your employment will be "at will" and nothing in this letter shall be construed as creating an employment contract or agreement with Company for any fixed term.

     Subject to the foregoing, your employment by the Company will include the following terms:

     . Annual base salary of $200,000, payable biweekly while employed at the Company.

     . Eligibility for an annual bonus based upon targets to be set by mutual agreement between you and the Company after commencement of your employment and will be modified annually as you and the Company deem prudent. The first year's bonus will be guaranteed at twenty percent (20%) of your base salary.

     . Restricted stock grants of the Company's Class A Non-Voting Common Stock upon completion of 18, 36, 48, and 60 months of satisfactory employment, in the amounts of 2,500, 5,000, 5,000, and 8,000 respectively. Actual ownership in each restricted stock grant will vest at the rate of 1/3 per year pursuant to the attached step schedule.


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       You will, however, be entitled to receive any dividends, income, or other ownership privileges from each restricted stock grant at the time of the grant.


     . For example, upon the completion of 18 months of satisfactory employment service you will receive a grant of 2,500 shares. You will be given actual ownership of 833 at that time and be entitled to dividends, income or other ownership privileges in the remaining 1,667 shares. One year following the date of the initial grant, you will be entitled to actual ownership of another 833 shares with the actual ownership of the final 834 shares provided two years following the date of the initial grant.

     . The terms and conditions of your rights to and in any such Common Stock shall be set forth in a separate agreement or agreements which shall, among other things, outline any restrictions on the shares of Common Stock. Should the company sell, merge, or otherwise become part of another organization, your vesting in the stock grants shall accelerate and become wholly vested at that time. Should there be a change of control from the elected Board of Directors of the present physician shareholders of the Company to another organization, you shall have the option of continuing employment or resigning with six (6) months base salary (no benefits other than as required by state or federal law).

     . The Company will pay one hundred percent (100%) of the premium for family health benefits coverage through "Patients Choice", the Company's HMO subsidiary, or alternative health benefits coverage as are available to the Company's other executive employees.

     . The Company will pay for standard long-term disability insurance that will provide for salary continuation in an amount equal to 50% of your annual base salary at the time of disability. Eligibility for and duration of long-term disability benefits will be subject to the policy terms in force at the time of disability.

     . The Company will pay for standard Group Term Life Insurance equal to three (3) times your starting base salary. However, this benefit will be subject to the policy terms in force at the time of employment (guaranteed $30,000 coverage with the balance subject to medical underwriting). This benefit is currently subject to industry constraints but is modifiable under your direction as CEO and as the company grows.

     . Participation in a defined contribution retirement plan based upon a percent of your base salary. Participation and benefits will be subject to the terms of the applicable plan documents in force at the time of retirement. It is expressly understood that establishment of such a defined contribution retirement plan shall be subject to and contingent upon an analysis of the relevant tax, ERISA, and other legal and financial considerations. The Company retains the right to amend, modify or terminate any such plan hereafter established in accordance with the terms of the plan document.



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     . You will be eligible for participation in the Company's retiree health program. Eligibility for, participation in, and benefits available will be subject to the terms of the applicable plan documents in force at the time of retirement. It is expressly understood that establishment of such a retiree health plan shall be subject to and contingent upon an analysis of relevant tax, ERISA, and other legal and financial considerations. The Company retains the right to amend, modify or terminate any such plan hereafter established in accordance with the terms of the plan document.

     . Reasonable travel expenses will be reimbursed for travel on Company-related business upon submission of supporting documentation. Prior approval may be required on certain excess amounts as may be defined by the Chairman/President.

     . Car allowance of $6,000.00 per year.

     . Reasonable relocation expenses including moving normal household goods, new home closing costs, temporary living expenses, travelling to visit family and costs of having family here for your local housing search, and other relocation expenses (all grossed up to minimize your tax consequences) will be reimbursed or paid for by the Company directly, to a maximum of $46,750. Should you not complete one full year of employment for any reason other than at the Company's convenience, the relocation expenses will be recouped to the extent possible from your final compensation.

     . You will initially be entitled to four (4) weeks paid vacation annually.

     . It is expressly understood and agreed that you are an at-will employee and that the Company shall have the right to terminate your employment at any time with or without stated or actual reason. In the event of termination of your employment relationship, you will be eligible for the following benefits:

       For Cause Termination. The Company may terminate your employment at any time for cause and such termination will be effective immediately. For the purposes of this paragraph "for cause" shall mean dishonest, fraudulent, or illegal acts; activity harmful to the reputation of the Company; conduct not in the best interest of the Company's good name; failure by employee to willfully perform his obligations under the terms of this agreement; and/or, a violation of any statutory or common law duty of the Company. If you are terminated "for cause", you will be entitled to payment of any accrued salary and benefits through the date of termination and an additional lump-sum payment of one month's base salary. Any shares of Common Stock that have vested must be sold back to the Company at the greater of book value or market price, if a market has been established. All shares of Common Stock in which you have not yet vested in an actual ownership interest will revert to the Company. Purchase of shares shall occur within ninety (90) days of the date of termination.

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       Termination for the Company's Convenience. The Company may, for its own
       convenience, terminate your employment at any time, without a "for cause" showing by giving at least thirty (30) days prior written notice. If your employment is terminated for the Company's Convenience in the first two
       (2) years, you will be entitled to payment of any accrued salary and benefits through the date of termination. In addition, you will be paid an additional six (6) months of base salary (no benefits except those required by law) as severance. If the termination for convenience occurs in the third year, severance shall be an additional nine (9) months; if in the fourth year or after, severance shall be twelve (12) months. The payment of severance shall be a lump sum due within five (5) days of the date of termination. Any shares of Common Stock that have vested must be sold back to the Company at the greater book value or market price, if a market has been established. All shares of Common Stock in which have not yet vested in an actual ownership interest will revert to the Company. Purchase of shares shall occur within ninety (90) days of the date of termination.

       Voluntary Termination. You may terminate your employment with the Company at any time, for any reason, by giving the Company at least thirty (30) days prior written notice. If you terminate your employment, you will be entitled to payment of the accrued salary and benefits through the date of termination. You will be eligible for no additional severance payments. Any shares of Common Stock that have vested must be sold back to the Company at the greater of book value or market price, if a market has been established. All shares of Common Stock in which you have not yet vested in an actual ownership interest will revert to the Company. Purchase of shares shall occur within ninety (90) days of the date of termination.

  You agree to execute the Confidentiality Agreement attached that says you shall not, during or after termination of your employment by the Company, disclose or communicate any information or knowledge of a confidential nature relating to the Company or its shareholders, directors, officers, employees, healthcare providers, members or enrolees, the Company's trade or business secrets, or any information in respect of which the Company owes an obligation of confidence to any third party (i.e. any person, firm or corporation not affiliated with the Company) or in any manner use any such information or knowledge other than for the benefit of the Company.

  This agreement shall become and be effective on and as of February 25, 1998, or such later date when you assume the actual performance of duties for the Company under this agreement; provided, however, that this agreement shall be legally binding on the parties hereto on the date on which it has been signed by you and the Company.

  Please acknowledge your understanding of and agreement to these terms and conditions by signing the letter where indicated below. We look forward to your joining

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the MD HealthShares team as we quickly move forward to becoming the premier HMO in Louisiana.

Sincerely.
MD HEALTHSHARES CORPORATION


By: /s/ James A. White, III, M.D.
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James A. White, III, M.D.
President & Chairman, Board of Directors



Acceptance:


/s/ Patrick C. Powers
--------------------------------------
Patrick C. Powers

Signature Date: 2-24-98